SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

15 August 2017

Prudential plc announces sale of broker-dealer network in the US

Prudential plc ("Prudential"), the UK-based financial services group, through its subsidiary National Planning Holdings, Inc. ("NPH") today sold its US independent broker-dealer network, consisting of INVEST Financial Corporation, Investment Centers of America, Inc., National Planning Corporation and SII Investments, Inc., to LPL Financial LLC, the largest independent broker-dealer in the US.

The transaction is structured as an asset sale, which includes substantially all the business of the network, for an initial purchase price of US$325 million, which may increase to a maximum of approximately US$448 million subject to certain transition criteria. The transaction has closed after receiving all necessary regulatory approvals and the transition is expected to be completed by the end of the first quarter of 2018.

Barry Stowe, Chairman and Chief Executive Officer of Prudential plc's North American Business Unit, said:
"While we still very much believe in the independent broker-dealer model, our primary strategy in North America is to focus on being the leading manufacturer of retirement products. The transaction with LPL Financial provides us with a compelling opportunity to divest our ownership in the NPH network to a leading independent broker-dealer well suited to support financial advisors and their retail clients going forward."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Raghu Hariharan	+44 (0)20 7548 2871
Jonathan Miller	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590
		Chantal Waight	+44 (0)20 7548 3039

Notes to Editors:

About National Planning Holdings, Inc.
National Planning Holdings, Inc. (NPH) is a broker-dealer holding company and an affiliate of Lansing, Mich.-based Jackson National Life Insurance Company® (Jackson®). NPH serves as the holding company for the independent broker-dealers INVEST Financial CorporationÒ
Investment Centers of America, Inc., National Planning CorporationÒ and SII Investments, Inc. Ò As of 30 June 2017, the member firms of the NPH network supported nearly 3,200 advisors across the country with over 1.5 million customer accounts and approximately $124 billion in assets under management.  NPH and Jackson are wholly owned by Prudential plc (NYSE: PUK), a company incorporated in England and Wales. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

About LPL Financial LLC
LPL Financial LLC, a wholly owned subsidiary of LPL Financial Holdings Inc. (NASDAQ: LPLA), is a leader in the retail financial advice market and provided service to approximately $542 billion in brokerage and advisory assets as of 30 June 2017. LPL Financial is one of the fastest growing RIA custodians and the nation's largest independent broker-dealer (based on total revenues, Financial Planning magazine June 1996-2017), and the firm and its financial advisors were ranked No. 1 in net customer loyalty in a 2016 Cogent ReportsTM study. LPL Financial provides proprietary technology, comprehensive clearing and compliance services, practice management programs and training, and independent research to more than 14,000 financial advisors and over 700 financial institutions, enabling them to provide a range of financial services including wealth management, retirement planning, financial planning and other investment services to help their clients turn life's aspirations into financial realities. As of 30 June 2017, financial advisors associated with LPL Financial served more than 4 million client accounts across the US as well as an estimated 46,000 retirement plans with an estimated $138 billion in retirement plan assets. Additionally, LPL Financial supports approximately 3,700 financial advisors licensed and affiliated with insurance companies with customized clearing, advisory platforms, and technology solutions. LPL Financial and its affiliates have more than 3,400 employees with primary offices in Boston, Charlotte, and San Diego.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving around 24 million insurance customers, with £635 billion of assets under management (as at 30 June 2017). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK's decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in its most recent Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at http://www.prudential.co.uk/.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 August 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Barry Stowe

Barry Stowe
Chairman and Chief Executive Officer of Prudential Plc's North American Business Unit